Exhibit 99.1

SILVERCORP METALS INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended March 31, 2024 and 2023

(Tabular amounts are in thousands of US dollars, unless otherwise stated)

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Silvercorp Metals Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Silvercorp Metals Inc. and subsidiaries (the “Company”) as of March 31, 2024 and 2023, the related consolidated statements of income, comprehensive income (loss), changes in equity, and cash flows, for each of the two years in the period ended March 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and its financial performance and its cash flows for each of the two years in the period ended March 31, 2024, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 22, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment – Assessment of Whether Indicators of Impairment or Impairment Reversal Exist in Non-financial Assets — Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company’s determination of whether or not an indication of impairment or impairment reversal exists at the cash generating unit level requires significant management judgment. Changes in metal price forecasts, estimated future costs of production, estimated future capital costs, the amount of recoverable mineral reserves and resources and/or adverse or favorable current economics can result in a write-down or write-up of the carrying amounts of the Company’s mining interests.

While there are several factors that are required to determine whether or not an indicator of impairment or impairment reversal exists, the judgements with the highest degree of subjectivity are future commodity prices (for both silver and lead), projected production output (for both silver and lead), and changes in market conditions. Auditing these estimates and market conditions required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future commodity prices (for both silver and lead), forecast production output (for both silver and lead), and the changes in market conditions in assessing indicators of impairment or impairment reversal included the following, among others:

●	Evaluated the effectiveness of controls over management’s assessment of whether there are indicators of impairment or impairment reversal.

●	Evaluated management’s ability to accurately forecast future production output by:

o  Assessing the methodology used in management’s determination of the future production, and;

o  Comparing management’s future production to historical data

●	With the assistance of fair value specialists, assessed if changes in market conditions could likely affect the mining interests’ recoverable amounts materially by:

o  Evaluating the future commodity prices by comparing management forecasts to third party pricing sources;

o  Evaluating if there were any significant changes in the market interest rates; and

o  Assessing implied in-situ multiples in comparable market transactions.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

May 23, 2024

We have served as the Company’s auditor since 2013.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Silvercorp Metals Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Silvercorp Metals Inc. and subsidiaries (the “Company”) as of March 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2024, of the Company and our report dated May 22, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

May 23, 2024

SILVERCORP METALS INC.
Consolidated Statements of Income
(Expressed in thousands of U.S. dollars, except per share amount and number of shares)

		Year Ended March 31,
	Notes	2024	2023
Revenue	3(a)(c)	$215,187	$208,129
Cost of mine operations
Production costs		88,574	91,769
Depreciation and amortization		27,286	27,607
Mineral resource taxes		5,275	5,095
Government fees and other taxes	4	2,641	2,388
General and administrative	5	10,822	10,487
		134,598	137,346
Income from mine operations		80,589	70,783

Corporate general and administrative	5	14,095	13,249
Property evaluation and business development		807	438
Foreign exchange loss (gain)		337	(4,842)
(Gain) loss on investments	8,10	(7,677)	2,318
Share of loss in associates	11	2,692	2,901
Dilution (gain) loss on investment in associate	11	(733)	107
Impairment of investment in associate	11	4,251	-
Loss on disposal of plant and equipment	13	45	444
Impairment of mineral rights and properties	14	-	20,211
Other expense		2,851	2,210
Income from operations		63,921	33,747

Finance income	6	6,247	4,654
Finance costs	6	(213)	(3,258)
		69,955	35,143

Income tax expense	7	20,277	14,043
Net income		$49,678	$21,100

Attributable to:
Equity holders of the Company		$36,306	$20,608
Non-controlling interests	19	13,372	492
		$49,678	$21,100

Earnings per share attributable to the equity holders of the Company
Basic earnings per share	17(e)	$0.21	$0.12
Diluted earnings per share	17(e)	$0.20	$0.12
Weighted Average Number of Shares Outstanding - Basic	17(e)	176,997,360	176,862,877
Weighted Average Number of Shares Outstanding - Diluted	17(e)	179,137,610	178,989,549

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Comprehensive Income (loss)
(Expressed in thousands of U.S. dollars)

		Year Ended March 31,
	Notes	2024	2023
Net income		$49,678	$21,100
Other comprehensive loss, net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment		(19,973)	(45,644)
Share of other comprehensive loss in associate	11	(36)	(886)
Reclassification to net income upon ownership dilution of investment in associate		(34)	-
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI, net of tax of $nil	8,10	(67)	(1,312)
Other comprehensive loss, net of taxes		$(20,110)	$(47,842)
Attributable to:
Equity holders of the Company		$(16,802)	$(41,290)
Non-controlling interests	19	(3,308)	(6,552)
		$(20,110)	$(47,842)
Total comprehensive income (loss)		$29,568	$(26,742)

Attributable to:
Equity holders of the Company		$19,504	$(20,682)
Non-controlling interests		10,064	(6,060)
		$29,568	$(26,742)

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Financial Position
(Expressed in thousands of U.S. dollars)

		As at March 31,	As at March 31,
	Notes	2024	2023
ASSETS
Current Assets
Cash and cash equivalents	23	$152,942	$145,692
Short-term investments	8	31,949	57,631
Trade and other receivables		2,202	1,806
Inventories	9	7,395	8,343
Due from related parties	20	590	88
Income tax receivable		71	582
Prepaids and deposits		6,749	4,906
		201,898	219,048

Non-current Assets
Long-term prepaids and deposits		1,634	871
Reclamation deposits		4,409	6,981
Other investments	10	46,254	15,540
Investment in associates	11	49,426	50,695
Investment properties	12	463	-
Plant and equipment	13	79,898	80,059
Mineral rights and properties	14	318,833	303,426
Deferred income tax assets	7	-	179
TOTAL ASSETS		$702,815	$676,799

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$41,797	$36,737
Current portion of lease obligation	15	213	269
Deposits received		4,223	4,090
Income tax payable		921	144
		47,154	41,240

Non-current Liabilities
Long-term portion of lease obligation	15	1,102	314
Deferred income tax liabilities	7	51,108	48,096
Environmental rehabilitation	16	6,442	7,318
Total Liabilities		105,806	96,968

Equity
Share capital		258,400	255,684
Equity reserves		(12,908)	3,484
Retained earnings		261,763	229,885
Total equity attributable to the equity holders of the Company		507,255	489,053

Non-controlling interests	19	89,754	90,778
Total Equity		597,009	579,831

TOTAL LIABILITIES AND EQUITY		$702,815	$676,799
Subsequent events:	10, 11(b), 17(b), 24

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

		Year Ended March 31,
	Notes	2024	2023
Cash provided by
Operating activities
Net income		$49,678	$21,100
Add (deduct) items not affecting cash:
Finance costs	6	213	3,258
Income tax expense	7	20,277	14,043
Depreciation, amortization and depletion		28,968	29,370
(Gain) loss on investments	8,10	(7,677)	2,318
Share of loss in associates	11	2,692	2,901
Dilution (gain) loss on investment in associate	11	(733)	107
Impairment of investment in associate	11	4,251	-
Impairment of mineral rights and properties	14	-	20,211
Loss on disposal of plant and equipment		45	444
Share-based compensation	17(b)	4,146	3,842
Reclamation expenditures	16	(970)	(361)
Income taxes paid		(13,383)	(9,537)
Interest paid	15	(22)	(43)
Changes in non-cash operating working capital	23	4,085	(2,010)
Net cash provided by operating activities		91,570	85,643

Investing activities
Plant and equipment
Additions		(11,523)	(13,293)
Proceeds on disposals		880	215
Mineral rights and properties
Capital expenditures		(51,945)	(41,664)
Reclamation deposits
Paid		(1,079)	(317)
Refund		2,962	1,152
Other investments
Acquisition	10	(23,305)	(3,702)
Proceeds on disposals	10	1,492	1,035
Investment in associates	11	(4,997)	(2,055)
Short-term investment
Purchase		(65,585)	(182,299)
Redemption		87,390	214,232
Principal received on lease receivable	15	-	172
Net cash used in investing activities		(65,710)	(26,524)

Financing activities
Principal payments on lease obligation	15	(262)	(597)
Cash dividends distributed	17(c)	(4,428)	(4,425)
Non-controlling interests
Distribution	19	(11,088)	(10,880)
Common shares repurchased as part of normal course issuer bid		(1,020)	(2,078)
Net cash used in financing activities		(16,798)	(17,980)
Effect of exchange rate changes on cash and cash equivalents		(1,812)	(8,749)

Increase in cash and cash equivalents		7,250	32,390

Cash and cash equivalents, beginning of the period		145,692	113,302

Cash and cash equivalents, end of the period		$152,942	$145,692
Supplementary cash flow information	23

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.

Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital		Equity reserves
	Notes	Number of shares	Amount	Share option reserve	Reserves	Accumulated other comprehensive loss	Retained earnings	Total equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
Balance, April 1, 2022		177,105,799	$255,444	$19,369	$25,834	$(1,953)	$213,702	$512,396	$107,718	$620,114
Restricted share units vested		503,703	2,318	(2,318)	-	-	-	-	-	-
Share-based compensation		-	-	3,842	-	-	-	3,842	-	3,842
Dividends declared		-	-	-	-	-	(4,425)	(4,425)	-	(4,425)
Common shares repurchased as part of normal course issuer bid		(838,237)	(2,078)	-	-	-	-	(2,078)	-	(2,078)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(10,880)	(10,880)
Comprehensive income		-	-	-	-	(41,290)	20,608	(20,682)	(6,060)	(26,742)
Balance, March 31, 2023		176,771,265	$255,684	$20,893	$25,834	$(43,243)	$229,885	$489,053	$90,778	$579,831
Restricted share units vested		928,755	3,736	(3,736)	-	-	-	-	-	-
Share-based compensation	17(b)	-	-	4,146	-	-	-	4,146	-	4,146
Dividends declared	17(c)	-	-	-	-	-	(4,428)	(4,428)		(4,428)
Common shares repurchased as part of normal course issuer bid	17(d)	(388,324)	(1,020)	-	-	-	-	(1,020)	-	(1,020)
Contribution from non-controlling interests	14	-	-	-	-	-	-	-	-	-
Distribution to non-controlling interests	19	-	-	-	-	-	-	-	(11,088)	(11,088)
Comprehensive income (loss)		-	-	-	-	(16,802)	36,306	19,504	10,064	29,568
Balance, March 31, 2024		177,311,696	$258,400	$21,303	$25,834	$(60,045)	$261,763	$507,255	$89,754	$597,009

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of mineral properties. The Company’s producing mines are located in China, and current exploration and development projects are located in China and Mexico.

The Company is a publicly listed company incorporated in the Province of British Columbia, Canada, with limited liability under the legislation of the Province of British Columbia. The Company’s shares are traded on the Toronto Stock Exchange and NYSE American.

The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2.	MATERIAL ACCOUNTING POLICIES

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The policies applied in these consolidated financial statements are based on IFRS in effect as of April 1, 2023.

These consolidated financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated May 22, 2024.

(b) Adoption of New Accounting Standards, Interpretation or Amendments

The Company adopted various amendments to IFRS, which were effective for the accounting period beginning on or after April 1, 2023, including the following:

Amendment to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments to IAS 12 clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition.

The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2. This amendment did not have a material impact on the Company’s consolidated financial statements.

Amendments to IAS 8 – Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty.”

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The definition of a change in accounting estimates was deleted. However, IASB retained the concept of changes in accounting estimates in IFRS with the following clarification:

●	A change in accounting estimate that results from new information or new developments is not the correction of an error.

●	The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors.

The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

(c) New Accounting Standards Issued but not effective

Certain new accounting standards and interpretations have been issued that are not mandatory for the current period and have not been early adopted.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments to IAS 1, clarifies the presentation of liabilities. The classification of liabilities as current or noncurrent is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The implementation of this amendment is not expected to have a material impact on the Company.

Lack of Exchangeability (Amendments to IAS 21)

The amendments contain guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not. The amendments are effective for annual reporting periods beginning on or after January 1, 2025. The Company is currently evaluating the impact of this amendment.

The following new standards or amendments are effective for annual periods beginning on or after January 1, 2024 and are expected to have no impact on the Company’s financial statements:

●	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

●	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)

●	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)

(d) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns.

For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheets. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
Name of subsidiaries	Principal activity	Country of incorporation	March 31, 2024	March 31, 2023	Mineral properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Holding company	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	BVI	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
New Infini Silver Inc. (“New Infini”)	Holding company	Canada	46.1%	46.1%
Infini Metals Inc.	Holding company	BVI	46.1%	46.1%
Infini Resources (Asia) Co. Ltd.	Holding company	Hong Kong	46.1%	46.1%
Golden Land (Asia) Ltd.	Holding company	Hong Kong	46.1%	46.1%
Henan Huawei Mining Co. Ltd. (“Henan Huawei”)	Mining	China	80%	80%	Ying Mining District
Henan Found Mining Co. Ltd. (“Henan Found”)	Mining	China	77.5%	77.5%
Xinshao Yunxiang Mining Co., Ltd. (“Yunxiang”)	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (“Guangdong Found”)	Mining	China	99%	99%	GC
Infini Resources S.A. de C.V.	Mining	Mexico	46.1%	46.1%	La Yesca
Shanxi Xinbaoyuan Mining Co., Ltd. (“Xinbaoyuan”)	Mining	China	77.5%	77.5%	Kuanping

(i) British Virgin Islands (“BVI”)

(e) Investments in Associates

An associate is an entity over which the Company has significant influence but not control and is not a subsidiary or joint venture. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise when the Company has power to be actively involved and influential in financial and operating policy decisions of the entity even though the Company has less than 20% of voting rights.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of profit and loss of the associate and for impairment losses after the initial recognition date. The Company’s share of an associate’s loss that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of comprehensive income or losses attributable to shareholders of associates are recognized in comprehensive income during the period. The carrying amount of the Company’s investments in associates also include any long-term debt interests which in substance form part of the Company’s net investment. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the associate’s operations. When there is objective evidence that an investment in an associate is impaired, the carrying amount is compared to its recoverable amount, being the higher of its fair value less cost to sell and value in use. An impairment loss is recognized if the recoverable amount is less than its carrying amount. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. Impairment losses and reversal of impairment losses, if any, are recognized in net income in the period in which the relevant circumstances are identified.

Details of the Company’s associates are as follows:

			Proportion of ownership interest held
Name of associate	Principal activity	Country of incorporation	March 31, 2024	March 31, 2023
New Pacific Metals Corp. (“NUAG”)	Mining	Canada	27.4%	28.2%
Tincorp Metals Inc. (“TIN”, formerly Whitehorse Gold Corp.)	Mining	Canada	29.7%	29.3%

(f) Business Combinations or asset acquisition

Optional concentration test

The Company applies an optional concentration test, on a transaction-by-transaction basis, that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The gross assets under assessment exclude cash and cash equivalents, deferred tax assets, and goodwill resulting from the effects of deferred tax liabilities. If the concentration test is met, the set of activities and assets is determined not to be a business and no further assessment is needed.

Asset acquisitions

When the Company acquires a group of assets and liabilities that do not constitute a business, the Company identifies and recognizes the individual identifiable assets acquired and liabilities assumed by allocating the purchase price including the associated acquisition-related transaction costs first to financial assets/financial liabilities at the respective fair values, the remaining balance of the purchase price is then allocated to the other identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction does not give rise to goodwill or bargain purchase gain.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Business Combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the Company elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in general and administrative expenses.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

(g) Foreign Currency Translation

The functional currency for each subsidiary of the Company is the currency of the primary economic environment in which the entity operates. Other than New Infini and its subsidiaries, the functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is the Canadian dollar (“CAD”). The functional currency of all Chinese subsidiaries is the Chinese Renminbi (“RMB”). The functional currency of New Infini and its subsidiaries is U.S. dollars (“USD”).

Foreign currency monetary assets and liabilities are translated into the functional currency using exchange rates prevailing at the reporting date. Foreign currency non-monetary assets are translated using exchange rates prevailing at the transaction date. Foreign exchange gains and losses are included in the determination of net income.

The consolidated financial statements are presented in USD. The financial position and results of the Company’s entities are translated from functional currencies to USD as follows:

●	assets and liabilities are translated using exchange rates prevailing at the reporting date;

●	income and expenses are translated using average exchange rates prevailing during the period; and

●	all resulting exchange gains and losses are included in other comprehensive income.

The Company treats inter-company loan balances, which are not intended to be repaid in the foreseeable future, as part of its net investment. When a foreign entity is sold, the historical exchange differences plus the foreign exchange impact that arises on the transaction are recognized in the consolidated statements of income as part of the gain or loss on sale.

(h) Revenue Recognition

Revenue from contracts with customers is recognized when control of the asset sold is transferred to customers and the Company satisfies its performance obligation. Revenue is allocated to each performance obligation. The Company considers the terms of the contract in determining the transfer price. The transaction price is based upon the amount the Company expects to receive in exchange for the transferring of the assets. In determining whether the Company has satisfied a performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset. This generally occurs when the assets are loaded on the trucks arranged by the customer at the Company’s milling facilities. In cases where the Company is responsible for the costs of shipping and certain other services after the date on which the control of the assets transferred to the customer, these

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

other services are considered separate performance obligations and thus a portion of revenue earned under the contract is allocated and recognized as these performance obligations are satisfied.

Revenue from concentrate sales is typically recorded based on the Company’s assay results for the quantity and quality of concentrate sold and the applicable commodity prices, such as silver, gold, lead and zinc, set on a specific quotation period, typically ranging from ten to fifteen days around shipment date, by reference to active and freely traded commodity market. Adjustments, if any, related to the final assay results for the quantity and quality of concentrate sold are not significant and do not constrain the recognition of revenue.

Smelter charges, including refining and treatment charges, are netted against revenue from metal concentrate sales.

(i) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and held at banks and short-term money market investments that are readily convertible to cash with original terms of three months or less and exclude any restricted cash that is not available for use by the Company.

(j) Short-term Investments

Short-term investments consist of certificates of deposit and money market instruments, including cashable guaranteed investment certificates, bearer deposit notes and other financial assets with original terms of over three months but less than one year. Bonds traded on open markets are also included in short-term investments.

(k) Inventories

Inventories include concentrate inventories, direct smelting ore, stockpile ore and operating materials and supplies. The classification of inventory is determined by the stage at which the ore is in the production process. Material that does not contain a minimum quantity of metal to cover estimated processing expenses to recover the contained metal is not classified as inventory and is assigned no value.

Direct smelting ore and stockpiled ore are sampled for metal content and are valued at the lower of mining cost and net realizable value. Mining cost includes the cost of raw material, mining contractor cost, direct labour costs, depletion and depreciation, and applicable production overheads, based on normal operating capacity. Concentrate inventories are valued at the lower of cost and net realizable value. The cost of concentrate inventories includes the mining cost for stockpiled ore milled, freight charges for shipping stockpile ore from mine sites to mill sites and milling cost. Milling cost includes cost of materials and supplies, direct labour costs, and applicable production overheads cost, based on normal operating capacity. Material and supplies are valued at the lower of cost, determined on a weighted average cost basis, and net realizable value.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sales.

(l) Plant and Equipment

Plant and equipment are initially recorded at cost, including all directly attributable costs to bring the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. Plant and equipment are subsequently measured at cost less accumulated depreciation and

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

impairment losses. Depreciation is computed on a straight-line basis based on the nature and useful lives of the assets. The significant classes of plant and equipment and their estimated useful lives are as follows:

Buildings	20 years
Office equipment	5 years
Machinery	5-10 years
Motor vehicles	5 years
Land use rights	50 years
Leasehold improvements	Lesser of useful life or term of the lease

Subsequent costs that meet the asset recognition criteria are capitalized, while costs incurred that do not extend the economic useful life of an asset are considered repairs and maintenance, which are accounted for as an expense recognized during the period.

Assets under construction are capitalized as construction-in-progress. The cost of construction-in-progress comprises of the asset’s purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress assets are transferred to other respective asset classes and are depreciated when they are completed and available for use.

Upon disposal or abandonment, the carrying amounts of plant and equipment are derecognized and any associated gain or loss is recognized in net income.

(m) Mineral Rights and Properties

Mineral rights and properties include the following capitalized payments and expenditures:

●	Acquisition costs which consist of payments for property rights and leases, including payments to acquire or renew an exploration or mining permit, and the estimated fair value of properties acquired as part of business combination or the acquisition of a group of assets.

●	Exploration and evaluation costs incurred on a specific property after an acquisition of a beneficial interest or option in the property. Exploration and evaluation expenditures on properties for which the Company does not have title or rights to are expensed when incurred. Exploration and evaluation activities involve the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

●	Development costs incurred to construct a mine and bring it into commercial production. Proceeds from sales generate during this development and pre-production stage, if any, are deducted from the costs of the asset.

●	Expenditures incurred on producing properties that are expected to have future economic benefit, including to extend the life of the mine and to increase production by providing access to additional reserves, such as exploration tunneling that can increase or upgrade the mineral resources, and development tunneling, including to build shafts, drifts, ramps, and access corridors that enable to access ore underground.

●	Borrowing costs incurred that are directly attributed to the acquisition, construction and development of a qualifying mineral property.

●	Estimated of environmental rehabilitation and restoration costs.

Before commencement of commercial production, mineral rights and properties are carried at costs, less any accumulated impairment charges.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Upon commencement of commercial production, mineral rights and properties are carried at costs, less accumulated depletion and any accumulated impairment charges. Mineral rights and properties, other than the payments to renew mining permits (the “mine right fee”) are depleted over the mine’s estimated life using the units of production method calculated based on proven and probable reserves. Estimation of proven and probable reserves for each property is updated when relative information is available; the result will be prospectively applied to calculate depletion amounts for future periods. If commercial production commences prior to the determination of proven and probable reserves, depletion is calculated based on the mineable portion of measured and indicated resources. The mine right fee is depleted using the units of production method based on the mineral resources which were used to determine the mine right fee payable.

(n) Impairment and Impairment Reversal

At each reporting period, the Company reviews and evaluates its assets for impairment, or reversal of a previously recognized impairment, when events or changes in circumstances indicate that the related carrying amounts may not be recoverable or when there is an indication that impairment may have reversed.

When impairment indicators exist, an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less cost of disposal (“FVLCTD”) and value in use (“VIU”). If the carrying value exceeds the recoverable amount, an impairment loss is recognized in the consolidated statements of income during the period.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The cash flows are based on best estimates of expected future cash flows from the continued use of the asset and its eventual disposal.

FVLCTD is best evidence if obtained from an active market or binding sale agreement. Where neither exists, the fair value is based the best estimates available to reflect the amount that could be received from an arm’s length transaction. Fair value of asset is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.

Impairment is normally assessed at the level of cash-generating units (“CGU”), a CGU is identified as the smallest identifiable group of assets that generates cash inflows which are independent of the cash inflows generated from other assets.

When there is an indication that an impairment loss recognized previously may no longer exist or has decreased, the recoverable amount is calculated. If the recoverable amount exceeds the carrying amount, the carrying value of the asset is increased to the recoverable amount. The increased carrying amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized in the consolidated statements of income in the period it is determined.

(o) Environmental Rehabilitation Provision

The mining, extraction and processing activities of the Company normally give rise to obligations for site closure or rehabilitation. Closure and decommissioning works can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and the

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Company’s environmental policies. Provisions for the cost of each closure and rehabilitation program are recognized at the time when environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all closure and decommissioning activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances at the reporting date. Routine operating costs that may impact the ultimate closure and decommissioning activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision.

Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation. The timing of the actual closure and decommissioning expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions, and the environment in which the mine operates. Expenditure may occur before and after closure and can continue for an extended period of time dependent on closure and decommissioning requirements.

Closure and decommissioning provisions are measured at the expected amount of future cash flows, discounted to their present value for each operation. Discount rates used are specific to the underlying obligation. Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements which give rise to a constructive or legal obligation.

When provisions for closure and decommissioning are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in Mineral Rights and Properties and depleted accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognized in finance costs. Closure and decommissioning provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the undepreciated capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in the income statement. In the case of closed sites, changes to estimated costs are recognized immediately in the consolidated statements of income. Changes to the capitalized cost result in an adjustment to future depreciation and finance charges.

Adjustments to the estimated amount and timing of future closure and decommissioning cash flows are a normal occurrence in light of the significant judgments and estimates involved. The provision is reviewed at the end of each reporting period for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations and adjusted to reflect current best estimate.

The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.

(p) Leases

Lease Definition

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. An identified asset may be implicitly or explicitly specified in a contract, but must be physically distinct, and must not have the ability for substitution by a lessor. A lessee has the right

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

to control an identified asset if it obtains substantially all of its economic benefits and either pre-determines or directs how and for what purposes the asset is used.

Measurement of Right of Use (“ROU”) Assets and Lease Obligations

At the commencement of a lease, the Company, if acting in capacity as a lessee, recognizes an ROU asset and a lease obligation. The ROU asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at, or before, the commencement date, plus any initial direct costs incurred, less any lease incentives received.

The ROU asset is subsequently amortized on a straight-line basis over the shorter of the term of the lease, or the useful life of the asset determined on the same basis as the Company’s plant and equipment. The ROU asset is periodically adjusted for certain remeasurements of the lease obligation, and reduced by impairment losses, if any. If an ROU asset is subsequently leased to a third party (a “sublease”) and the sublease is classified as a finance lease, the carrying value of the ROU asset to the extent of the sublease is derecognized. Any difference between the ROU asset and the lease receivable arising from the sublease is recognized in profit or loss.

The lease obligation is initially measured at the present value of the lease payments remaining at the lease commencement date, discounted using the interest rate implicit in the lease or the Company’s incremental borrowing rate if the rate implicit in the lease cannot be determined. Lease payments included in the measurement of the lease obligation, when applicable, may comprise of fixed payments, variable payments that depend on an index or rate, amounts expected to be payable under a residual value guarantee and the exercise price under a purchase, extension or termination option that the Company is reasonably certain to exercise.

The lease obligation is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease obligation is remeasured, a corresponding adjustment is made to the carrying amount of the ROU asset.

Measurement of Lease Receivable

At the commencement of a lease, the Company, if acting in capacity as a lessor, will classify the lease as finance lease and recognize a lease receivable at an amount equal to the net investment in the lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset or if the lease is a sublease, by reference to the ROU asset arising from the original lease (the “head lease”). A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership of an underlying asset or the lease is a short-term lease. Cash received from an operating lease is included in other income in the Company’s consolidated statements of income on a straight-line basis over the period the lease.

The lease receivable is initially measure at the present value of the lease payments remaining at the lease commencement date, discounted at the interest rate implicit in the lease or the Company’s incremental borrowing rate if the sublease is a finance lease. The lease receivable is subsequently measured at amortized cost using the effective interest rate method, and reduced by the amount received and impairment losses, if any.

Recognition Exemptions

The Company has elected not to recognize the ROU asset and lease obligations for short-term leases that have a lease term of 12 months or less or for leases of low-value assets. Payments associated with these

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

leases are recognized as general and administrative expense on a straight-line basis over the lease term on the consolidated statements of income.

(q) Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset, which necessarily takes a substantial period of time to get ready for its intended use or sale, are capitalized as part of the cost of that asset. All other borrowing costs are expensed in the period in which they are incurred. No borrowing costs were capitalized in the periods presented.

(r) Share-based Payments

The Company makes share-based awards, including restricted share units (“RSUs”), performance share units (“PSUs”), and stock options, to employees, officers, directors, and consultants.

For equity-settled awards, the fair value is charged to the consolidated statements of income and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest. The fair value of RSUs and PSUs is determined based on quoted market price of our common shares at the date of grant. The fair value of the stock options granted to employees, officers, and directors is determined at the date of grant using the Black-Scholes option pricing model with market related input. The fair value of stock options granted to consultants is measured at the fair value of the services delivered unless that fair value cannot be estimated reliably, which then is determined using the Black-Scholes option pricing model. Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

At each reporting date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognized in the consolidated statements of income with a corresponding entry within equity. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vested irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

(s) Income Taxes

Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the reporting date and includes adjustments to tax payable or recoverable in respect to previous periods.

Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized using the balance sheet liability method on temporary differences at the reporting date between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized, except:

●	where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

●	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax relating to items recognized outside profit or loss is recognized in other comprehensive income or directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

(t) Earnings per Share

Earnings per share are computed by dividing net income available to equity holders of the Company by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options and warrants, the number of additional shares for inclusion in diluted earnings per share calculations is determined by the options and warrants, whose exercise price is less than the average market price of the Company’s common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options, RSUs, and repurchased from proceeds, is included in the calculation of diluted earnings per share.

(u) Financial Instruments

Initial recognition:

On initial recognition, all financial assets and financial liabilities are recorded at fair value adjusted for directly attributable transaction costs except for financial assets and liabilities classified as fair value through profit or loss (“FVTPL”), in which case transaction costs are expensed as incurred.

Subsequent measurement of financial assets:

Subsequent measurement of financial assets depends on the classification of such assets.

I.	Non-equity instruments:

IFRS 9 includes a single model that has only two classification categories for financial instruments other than equity instruments: amortized cost and fair value. To qualify for amortized cost accounting, the instrument must meet two criteria:

i.	The objective of the business model is to hold the financial asset for the collection of the contractual cash flows; and

ii.	All contractual cash flows represent only principal and interest on that principal.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

All other instruments are mandatorily measured at fair value.

II.	Equity instruments:

At initial recognition, for equity instruments other than held for trading, the Company may make an irrevocable election to designate them, on instrument by instrument basis, as either FVTPL or fair value through other comprehensive income (“FVTOCI”).

Financial assets classified as amortized cost are measured at the amount of initial recognition minus principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any impairment loss allowance. Amortization or interest income from the effective interest method is included in finance income.

Financial assets classified as FVTPL are measured at fair value with changes in fair values recognized in profit or loss. Equity investments designated as FVTOCI are measured at fair value with changes in fair values recognized in other comprehensive income (“OCI”). Dividends from that investment are recorded in profit or loss when the Company’s right to receive payment of the dividend is established unless they represent a recovery of part of the cost of the investment.

Impairment of financial assets carried at amortized cost:

The Company recognizes a loss allowance for expected credit losses on its financial assets carried at amortized cost. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

Subsequent measurement of financial liabilities:

Financial liabilities classified as amortized cost are measured at the amount of initial recognition minus principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount. Amortization or interest expense using the effective interest method is included in finance costs.

Financial liabilities classified as FVTPL are measured at fair value with gains and losses recognized in profit or loss.

The Company classifies its financial instruments as follows:

●	Financial assets classified as FVTPL: cash and cash equivalents, short-term investments – money market instruments, and other investments - equity investments designated as FVTPL and warrants;

●	Financial assets classified as FVTOCI: other investments - equity investments designated as FVTOCI;

●	Financial assets classified as amortized cost: short-term investments - bonds, trade and other receivables and due from related parties;

●	Financial liabilities classified as amortized cost: accounts payable and accrued liabilities, dividends payable, bank loan, customer deposits and due to related parties.

Derecognition of financial assets and financial liabilities:

A financial asset is derecognized when:

●	The rights to receive cash flows from the asset have expired; or

●	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Gains and losses on derecognition of financial assets and liabilities classified as amortized cost are recognized in profit or loss when the instrument is derecognized or impaired, as well as through the amortization process.

Gains and losses on derecognition of equity investments designated as FVTOCI (including any related foreign exchange component) are recognized in OCI. Amounts presented in OCI are not subsequently transferred to profit or loss.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another liability from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability. In this case, a new liability is recognized, and the difference in the respective carrying amounts is recognized in the consolidated statements of income.

Offsetting of financial instruments:

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position if and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle liabilities simultaneously.

Fair value of financial instruments:

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without deduction for transaction costs. For financial instruments that are not traded in active markets, the fair value is determined using appropriate valuation techniques, such as using a recent arm’s length market transaction between knowledgeable and willing parties, discounted cash flow analysis, reference to the current fair value of another instrument that is substantially the same, or other valuation models.

(v) Government Assistance

Refundable mining exploration tax credits received from eligible mining exploration expenditures and other government grants received for project construction and development reduce the carrying amount of the related mineral rights and properties or plant and equipment assets. The depletion or depreciation of the related mineral rights and properties or plant and equipment assets is calculated based on the net amount.

Government subsidies as compensation for expenses already incurred are recognized in profit and loss during the period in which it becomes receivable.

(w) Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these judgments and estimates are continuously evaluated and are based on management’s experience and best knowledge of relevant facts and circumstances, actual results may differ from these estimates.

Areas where critical accounting judgments have the most significant effect on the consolidated financial statements include:

Capitalization of expenditures included in mineral rights and properties – management has determined that those capitalized expenditures, including exploration and evaluation expenditures and development

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

costs incurred at producing properties, have potential future economic benefits and are potentially economically recoverable, subject to impairment analysis. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit, including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits, whether to extend of the mine life, increase future production, or to provide access to a component of an ore body that will be mined in a future period.

Indicators of impairment and impairment reversal - Management applies significant judgement in assessing whether indicators of impairment or impairment reversal exist for an asset or group of assets which would necessitate impairment testing. Internal and external factors such as significant changes in the use of the asset, commodity prices, and interest rates are used in determining whether there are indicators.

Income taxes - Deferred tax assets and liabilities are determined based on difference between the financial statements carrying values of assets and liabilities and their respective income tax based and loss carried forward. Withholding tax are determined based on the earnings of foreign subsidiary distributed to the Company.

The recognition of deferred tax assets and the determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred tax liabilities requires management to exercise judgement and make certain assumptions about the future performance of the Company. Management is required to access whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices, and other factors could result in revision to the estimates of the benefits to be realized or the timing of utilization of the losses.

Functional currency - The determination of an entity’s functional currency often requires significant judgement where the primary economic environment in which the entity operates may not be clear. This can have a significant impact on the consolidated results based the foreign currency translation method of the Company.

Contingencies - Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal, tax or regulatory proceedings that are pending against us or unasserted claims, that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, we evaluate with our legal counsel the perceived merits of any legal, tax or regulatory proceedings, unasserted claims or actions. Also evaluated are the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets or liabilities are not recognized in the consolidated financial statements.

Consolidation of entities in which the Company holds less than a majority of voting rights – As at March 31, 2024, the Company owned 46.2% interest in New Infini and has evaluated and concluded that the Company has control over New Infini due to New Infini’s share structure, board composition and other related facts. Accordingly, it consolidates New Infini’s results from the date of acquisition.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Areas where critical accounting estimates have the most significant effect on the amounts recognized in the consolidated financial statements include:

Mineral Reserves and Mineral Resources estimates - Mineral reserves and mineral resources are estimated by qualified persons in accordance with National Instrument 43-101, “Standards of Disclosure form Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Changes in assumptions, including metal prices, production costs, recovery rate, and market conditions could result in mineral reserve and mineral resource estimate revision. Such change could impact depreciation and amortization rates, asset carrying value and the environmental and rehabilitation provision.

Impairment and impairment reversal of assets - Where an indicator of impairment and impairment reversal exists, a formal estimate of the recoverable amount is made, which is determined as the higher of FVLCTD and VIU.

The determination of FVLCTD and VIU requires management to make estimates and assumptions about expected production based on current estimates of recoverable metal, commodity prices, operating costs, taxes and export duties, inflation and foreign exchange, salvage value, future capital expenditures and discount rates. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reversed with the impact recorded in the consolidated statements of income.

Valuation of inventory - Stockpiled ore, direct smelting ore, and concentrate inventories are valued at the lower of average cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and forecast metal prices less estimated future production costs to convert the inventory into saleable form and associated selling costs. The determination of forecast sales price, recovery rates, grade, assumed contained metal in stockpiles and production and selling costs requires significant assumptions that may impact the stated value of our inventory and lead to changes in NRV. In determining the value of material and supplies inventory, we make estimates of the amounts to be used and realizable value through disposals or sales. Changes in these estimates can result in a change in carrying amounts of inventory, as well as cost of sales.

Environmental rehabilitation provision and the timing of expenditures - Environmental rehabilitation costs are a consequence of exploration activities and mining. The cost estimates are updated annually during the life of a mine to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals. Decommissioning, restoration and similar liabilities are estimated bases on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at the best estimates of expenditures required to settle the present obligation of decommissioning, restoration or similar liabilities that may occur over the life of the mine. The carrying amount is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur over the life of the mine. Such estimates are subject to change based on change in laws and regulations and negotiations with regulatory authorities.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

3.	SEGMENTED INFORMATION

The Company’s reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operating segments are determined based on the Company’s management and internal reporting structure. Operating segments are summarized as follows:

Operating Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Henan Huawei	Ying Mining District
Guangdong	Guangdong Found	GC
Other	Yunxiang, Xinbaoyuan, and Infini Resources S.A. de C.V.	BYP, Kuanping, La Yesca
Administrative
Vancouver	Silvercorp Metals Inc. and holding companies
Beijing	Silvercorp Metals (China) Inc.

(a) Segmented information for operating results is as follows:

Year ended March 31, 2024
	Mining			Administrative
Statement of income:	Henan Luoning	Guangdong	Other	Beijing	Vancouver	Total
Revenue	$187,793	$27,394	$-	$-	$-	$215,187
Costs of mine operations	(109,891)	(24,312)	(395)	-	-	(134,598)
Income (loss) from mine operations	77,902	3,082	(395)	-	-	80,589

Operating expenses	(3,335)	291	(41)	(2,002)	(7,330)	(12,417)
Impairment of investment in associate	-	-	-	-	(4,251)	(4,251)
Finance items, net	2,237	409	(26)	174	3,240	6,034
Income tax (expenses) recoveries	(13,887)	(333)	7	-	(6,064)	(20,277)
Net income (loss)	$62,917	$3,449	$(455)	$(1,828)	$(14,405)	$49,678

Attributable to:
Equity holders of the Company	49,396	3,416	(281)	(1,828)	(14,397)	36,306
Non-controlling interests	13,521	33	(174)	-	(8)	13,372
Net income (loss)	$62,917	$3,449	$(455)	$(1,828)	$(14,405)	$49,678

Year ended March 31, 2023
	Mining			Administrative
Statement of income:	Henan Luoning	Guangdong	Other	Beijing	Vancouver	Total
Revenue	$174,868	$33,261	$-	$-	$-	$208,129
Costs of mine operations	(112,092)	(24,831)	(423)	-	-	(137,346)
Income (loss) from mine operations	62,776	8,430	(423)	-	-	70,783

Operating expenses	(2,540)	(223)	(77)	(1,832)	(12,153)	(16,825)
Impairment of mineral rights and properties	-	-	(20,211)	-	-	(20,211)
Finance items, net	2,526	423	(29)	271	(1,795)	1,396
Income tax (expenses) recoveries	(9,699)	(617)	62	-	(3,789)	(14,043)
Net income (loss)	$53,063	$8,013	$(20,678)	$(1,561)	$(17,737)	$21,100

Attributable to:
Equity holders of the Company	41,600	7,935	(9,948)	(1,561)	(17,418)	20,608
Non-controlling interests	11,463	78	(10,730)	-	(319)	492
Net income (loss)	$53,063	$8,013	$(20,678)	$(1,561)	$(17,737)	$21,100

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b) Segmented information for assets and liabilities is as follows:

March 31, 2024
	Mining			Administrative
Statement of financial position items:	Henan Luoning	Guangdong	Other	Beijing	Vancouver	Total
Current assets	$91,777	$9,272	$1,048	$7,102	$92,699	$201,898
Plant and equipment	61,350	13,648	2,908	476	1,516	79,898
Mineral rights and properties	264,903	34,409	19,521	-	-	318,833
Investment in associates	-	-	-	-	49,426	49,426
Other investments	63	-	-	-	46,191	46,254
Reclamation deposits	1,370	3,032	-	-	7	4,409
Long-term prepaids and deposits	1,104	129	91	-	310	1,634
Investment properties	463	-	-	-	-	463
Deferred income tax assets	-	-	-	-	-	-
Total assets	$421,030	$60,490	$23,568	$7,578	$190,149	$702,815

Current liabilities	$38,271	$5,621	$340	$212	$2,710	$47,154
Long-term portion of lease obligation	-	-	$-	-	1,102	1,102
Deferred income tax liabilities	50,001	133	$974	-	-	51,108
Environmental rehabilitation	4,000	1,486	$956	-	-	6,442
Total liabilities	$92,272	$7,240	$2,270	$212	$3,812	$105,806

March 31, 2023
	Mining			Administrative
Statement of financial position items:	Henan Luoning	Guangdong	Other	Beijing	Vancouver	Total
Current assets	$112,936	$20,605	$1,149	$7,608	$76,750	$219,048
Plant and equipment	59,854	15,289	3,314	644	958	80,059
Mineral rights and properties	251,150	32,070	20,206	-	-	303,426
Investment in associates	-	-	-	-	50,695	50,695
Other investments	65	-	-	-	15,475	15,540
Reclamation deposits	3,626	3,348	-	-	7	6,981
Long-term prepaids and deposits	686	89	96	-	-	871
Deferred income tax assets	-	179	-	-	-	179
Total assets	$428,317	$71,580	$24,765	$8,252	$143,885	$676,799

Current liabilities	$33,102	$5,509	$433	$226	$1,970	$41,240
Long-term portion of lease obligation	-	-	-	-	314	314
Deferred income tax liabilities	47,065	-	1,031	-	-	48,096
Environmental rehabilitation	4,883	1,477	958	-	-	7,318
Total liabilities	$85,050	$6,986	$2,422	$226	$2,284	$96,968

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c) Sales by metal

The sales generated for the year ended March 31, 2024 and 2023 were all earned in China and were comprised of:

	Year ended March 31, 2024
	Henan Luoning	Guangdong	Total
Gold	$13,024	$-	$13,024
Silver	116,364	7,870	124,234
Lead	46,972	5,422	52,394
Zinc	6,904	12,198	19,102
Other	4,529	1,904	6,433
	$187,793	$27,394	$215,187

	Year ended March 31, 2023
	Henan Luoning	Guangdong	Total
Gold	$6,647	$-	$6,647
Silver	105,776	7,816	113,592
Lead	50,477	6,366	56,843
Zinc	7,881	16,942	24,823
Other	4,087	2,137	6,224
	174,868	$33,261	$208,129

(d) Major customers

Revenue from major customers is summarized as follows:

	Year ended March 31, 2024
Customers	Henan Luoning	Guangdong	Total	Percentage of total revenue
Customer A	$51,471	$4,530	$56,001	26%
Customer B	50,697	-	50,697	24%
Customer C	15,844	2,338	18,182	8%
Customer D	39,770	-	39,770	18%
Customer E	20,678	3,227	23,905	11%
	$178,460	$10,095	$188,555	87%

	Year ended March 31, 2023
Customers	Henan Luoning	Guangdong	Total	Percentage of total revenue
Customer A	$33,385	$-	$33,385	16%
Customer B	34,331	-	34,331	17%
Customer C	41,547	687	42,234	20%
Customer D	40,443	-	40,443	19%
Customer E	13,111	2,470	15,581	7%
	$162,817	$3,157	$165,974	79%

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

4.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Years ended March 31,
	2024	2023
Government fees	$61	$69
Other taxes	2,580	2,319
	$2,641	$2,388

Government fees include environmental protection fees paid to the state and local Chinese government. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

5.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Years ended March 31, 2024			Years ended March 31, 2023
	Corporate	Mines	Total	Corporate	Mines	Total
Amortization and depreciation	$588	$1,094	$1,682	$573	$1,189	$1,762
Office and administrative expenses	2,042	2,613	4,655	1,834	2,608	4,442
Professional fees	860	565	1,425	669	432	1,101
Salaries and benefits	6,459	6,550	13,009	6,331	6,258	12,589
Share-based compensation	4,146	-	4,146	3,842	-	3,842
	$14,095	$10,822	$24,917	$13,249	$10,487	$23,736

6.	FINANCE ITEMS

Finance items consist of:

	Years ended March 31,
Finance income	2024	2023
Interest income	$6,247	$4,578
Dividend income	-	76
Interest income	$6,247	$4,654

	Years ended March 31,
Finance costs	2024	2023
Interest on lease obligation	$22	$43
Impairment charges for expected credit loss against bond investments	-	2,883
Loss on disposal of bonds	-	93
Unwinding of discount of environmental rehabilitation provision (Note 16)	191	239
	$213	$3,258

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

7.	INCOME TAX

(a) Income tax expense

The significant components of income tax expense are as follows:

	Years ended March 31,
Income tax expense	2024	2023
Current	$14,671	$9,358
Deferred	5,606	4,685
	$20,277	$14,043

The reconciliation of the Canadian statutory income tax rates to the effective tax rate is as follows:

	Years ended March, 31
	2024	2023
Canadian statutory tax rate	27.00%	27.00%
Income before income taxes	$69,955	$35,143
Income tax expense computed at Canadian statutory rates	18,888	9,489
Foreign tax rates different from statutory rate	(6,579)	(4,976)
Permanent items	(351)	(1,048)
Withholding taxes	6,064	3,789
Change in unrecognized deferred tax assets	2,255	6,789
Income tax expense	$20,277	$14,043

(b) Deferred income tax

The continuity of deferred income tax liabilities is summarized as follows:

	Years ended March, 31
	2024	2023
Net deferred income tax liabilities, beginning of the year	$(47,917)	$(47,128)
Deferred income tax expense recognized in net income for the year	(5,606)	(4,685)
Deferred income tax expense recognized in other comprehensive income for the year	-	240
Foreign exchange impact	2,415	3,656
Net deferred income tax liabilities, end of the year	$(51,108)	$(47,917)

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The significant components of the Company’s deferred income tax are as follows:

	March 31, 2024	March 31, 2023
Deferred income tax assets
Plant and equipment	$13,121	$2,054
Non-capital loss carry forwards	806	747
Environmental rehabilitation	1,462	1,765
Unrealized loss on investments	503	363
Other deductible temporary difference	327	41
Total deferred income tax assets	16,219	4,970

Deferred income tax liabilities
Plant and equipment	-	(1,905)
Mineral rights and properties	(67,174)	(50,821)
Other taxable temporary difference	(153)	(161)
Total deferred income tax liabilities	(67,327)	(52,887)

Net deferred income tax liabilities	(51,108)	(47,917)

Of which
-Deferred tax assets	-	179
-Deferred tax liabilities	$(51,108)	$(48,096)

Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits is dependent upon numerous factors, including the future profitability of operations in the jurisdictions in which the tax benefits arose. Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	March 31, 2024	March 31, 2023
Non-capital loss carry forward	$77,298	$65,200
Plant and equipment	2,003	2,553
Mineral rights and properties	6,199	3,562
Other deductible temporary difference	10,108	20,354
	$95,608	$91,669

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

As at March 31, 2024, the Company has the following net operating losses, expiring in various years to 2044 and available to offset future taxable income in Canada and China, respectively.

	Canada	China	Total
2024		792	792
2025		234	234
2026		1,147	1,147
2027		1,684	1,684
2028	1	1,995	1,996
2029	1,083		1,083
2030	6,288		6,288
2031	9,123		9,123
2032	9,389		9,389
2033	7,379		7,379
2034	6,701		6,701
2035	113		113
2036	540		540
2037	2,357		2,357
2038	2,663		2,663
2039	1,988		1,988
2040	3,921		3,921
2041	84		84
2042	6,773		6,773
2043	8,007		8,007
2044	5,036		5,036
	$71,446	$5,852	$77,298

As at March 31, 2024, temporary differences of $174.2 million (March 31, 2023 - $188.6 million) associated with the investments in subsidiaries have not been recognized as the Company is able to control the timing of the reversal of these differences which are not expected to reverse in the foreseeable future.

8.	SHORT-TERM INVESTMENTS

As at March 31, 2024, short-term investments consist of the following:

	Carraying Value	Interest rates	Maturity
Bonds	$1,329	5.50% - 6.90%	June 9, 2024 - January 16, 2025
Money market instruments	30,620
	$31,949

As at March 31, 2023, short-term investments consist of the following:

	Carraying Value	Interest rates	Maturity
Bonds	$3,802	5.50% - 13.00%	July 17, 2023 - January 16, 2025
Money market instruments	53,829
	$57,631

During the year ended March 31,2024, the Company recorded a loss of $1.4 million on short-term investments. During the year ended March 31, 2023, the Company recorded impairment charges of $2.9

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

million against bond investments, and the impairment charges was included in finance costs on the consolidated statement of income.

9.	INVENTORIES

Inventories consist of the following:

	March 31, 2024	March 31, 2023
Concentrate inventory	$1,525	$2,556
Stockpile	2,176	1,234
Material and supplies	3,694	4,553
	$7,395	$8,343

The amount of inventories recognized as expense during the year ended March 31, 2024 was $115.9 million (year ended March 31, 2023 - $119.4 million).

10.	OTHER INVESTMENTS

	March 31, 2024	March 31, 2023
Investments designated as FVTOCI
Public companies	$547	$918
Private companies	62	65
	609	983
Investments designated as FVTPL
Public companies	42,488	11,396
Private companies	3,157	3,161
	45,645	14,557
Total	$46,254	$15,540

Investments in publicly traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. Investments held for trading are classified as FVTPL. For other investments, the Company can make an irrevocable election, on an instrument-by-instrument basis, to designate them as FVTOCI.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The continuity of such investments is as follows:

	Fair Value	Accumulated fair value change included in OCI	Accumulated fair value change included in P&L
April 1, 2022	$17,768	$(24,336)	$3,703
Loss on equity investments designated as FVTOCI	(1,312)	(1,312)	-
Loss on equity investments designated as FVTPL	(2,318)	-	(2,318)
Acquisition	3,702	-	-
Disposal	(1,035)	-	-
Impact of foreign currency translation	(1,265)	-	-
March 31, 2023	$15,540	$(25,648)	$1,385
Gain on equity investments designated as FVTOCI	(67)	(67)	-
Gain on equity investments designated as FVTPL	9,074	-	9,074
Acquisition	23,305	-	-
Disposal	(1,492)	-	-
Impact of foreign currency translation	(106)	-	-
March 31, 2024	$46,254	$(25,715)	$10,459

On August 6, 2023, the Company and OreCorp Limited (ASX: ORR) (“OreCorp”) announced the signing of a binding scheme implementation deed (the “Agreement”) whereby the Company will acquire all fully-paid ordinary shares of OreCorp not held by the Company or its associates (the “OreCorp Shares”), pursuant to an Australian scheme of arrangement under Part 5.1 of the Corporation Act 2001(Cth) (the “Scheme”), subject to the satisfaction and/or waiver of various conditions, whereby each holder of OreCorp Shares will receive, for each OreCorp Share held, 0.15 Australian dollar (“A$”) in cash and 0.0967 of a Silvercorp common share.

Concurrently with entering into the Agreement, the Company and OreCorp entered into a placement agreement, whereby Silvercorp agreed to purchase 70,411,334 new fully-paid ordinary shares of OreCorp at a price of A$0.40 per OreCorp Share for aggregate proceeds of approximately $18.5 million (A$28.0 million). The placement was completed in August 2023, and as a result, the Company held approximately 15% of the total outstanding ordinary shares of OreCorp. Subsequent to the private placement, the Company acquired additional 3,477,673 OreCorp Shares on the market through the Australian Securities Exchange (the “ASX”) for approximately $1.1 million, and as of December 31, 2023, the Company held 73,889,007 OreCorp Shares, representing 15.74% of the total outstanding ordinary shares of OreCorp.

The Agreement and the Scheme were amended and restated on November 23, 2023 (the “Amending Deed”) to increase the cash consideration from A$0.15 to A$0.19 with no change to the share consideration, being 0.0967 of a Silvercorp common share, for each OreCorp Share.

As a result of Perseus Mining Limited (“Perseus”) acquiring 19.9% relevant interest in OreCorp and indicating they would vote against the Scheme, on December 26, 2023, the Company and OreCorp entered into a Bid Implementation Deed (“BID”), pursuant to which Silvercorp has agreed to acquire, by means of an off-market takeover offer, all of the OreCorp Shares not already owned by Silvercorp for consideration comprising 0.0967 common shares of Silvercorp and A$0.19 cash per OreCorp Share (the “Consideration”). The offer is subject to minimal conditions, including Silvercorp having a relevant interest in at least 50.1% of the OreCorp Shares.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

As with the Scheme, under certain circumstances a break fee of approximately A$2.8 million will be payable by OreCorp to Silvercorp if the BID is terminated.

In March 2024, the Company announced that it had been unable to obtain a minimum of 50.1% interest in OreCorp pursuant to its off-market takeover offer for OreCorp’s shares and elected not to exercise its right to match Perseus’ competing offer for OreCorp.

In April 2024, the Company accepted Perseus’ offer and received approximately A$42.5 million from Perseus for the investments in OreCorp shares and A$2.8 million break fee from OreCorp.

As of March 31, 2024, the Company recorded a gain of $7.7 million on mark to market due to the changes of OreCorp share price since the Company’s initial investment in OreCorp in August 2023.

The transaction costs related to the proposed acquisition of OreCorp, net of the break fee, was a recovery of $0.3 million, and recorded as property evaluation and business development expenses on the consolidated statements of income for the year ended March 31, 2024.

11.	INVESTMENT IN ASSOCIATES

(a)	Investment in New Pacific Metals Corp.

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). NUAG is a related party of the Company by way of one common director and one common officer, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

In September 2023, the Company participated in a bought deal financing of common shares of NUAG to acquire an additional 2,541,890 common shares of NUAG for a cost of approximately $5.0 million. As a result of the financing, the Company’s ownership in NUAG was diluted to 27.4% and a dilution gain of $0.7 million was recorded in the consolidated statements of income.

The Company acquired additional 11,200 common shares from the public market (year ended March 31, 2023 – 309,400) for a total cost of $15 (year ended March 31, 2023 - $874) during the year ended March 31, 2024.

As at March 31, 2024, the Company owned 46,904,706 common shares of NUAG (March 31, 2023 – 44,351,616), representing an ownership interest of 27.4% (March 31, 2023 – 28.2%).

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The summary of the investment in NUAG common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of NUAG’s common shares per quoted market price
Balance, April 1, 2022	44,042,216	$49,437	$140,275
Purchase from open market	309,400	874
Share of net loss		(2,411)
Share of other comprehensive loss		(894)
Foreign exchange impact		(3,753)
Balance, March 31, 2023	44,351,616	$43,253	$119,621
Participation in bought deal	2,541,890	4,982
Purchase from open market	11,200	15
Dilution Gain		733
Share of net loss		(1,784)
Share of other comprehensive loss		(28)
Foreign exchange impact		(91)
Balance, March 31, 2024	46,904,706	$47,080	$63,693

Summarized financial information for the Company’s investment in NUAG on a 100% basis is as follows:

	Years ended March 31,
	2024(1)	2023(1)
Net loss attributable to NUAG’s shareholders as reported by NUAG	$(6,404)	$(8,569)
Net loss of NUAG qualified for pick-up	(6,404)	(8,569)
Other comprehensive income (loss) attributable to NUAG’s shareholders as reported by NUAG shareholders as reported by NUAG	(104)	(3,161)
Comprehensive loss of NUAG qualified for pick-up	$(6,508)	$(11,730)
Company’s share of net loss	(1,784)	(2,411)
Company’s share of other comprehensive income (loss)	(28)	(894)
Company’s share of comprehensive loss	$(1,812)	$(3,305)

(1) NUAG’s fiscal year-end is on June 30. NUAG’s quarterly financial results were used to compile the financial information that matched with the Company’s year-end on March 31.

As at	March 31, 2024	March 31, 2023
Current assets	$24,509	$12,020
Non-current assets	114,048	107,788
Total assets	$138,557	$119,808

Current liabilities	842	3,493
Total liabilities	$842	$3,493

Net assets	$137,715	$116,315
Non-controlling interests	(155)	(88)
Total equity attributable to equity holders of NUAG	$137,870	$116,403
Company’s share of net assets of associate	$37,719	$32,794
Fair value adjustments	9,361	10,459
Carrying value of the investment in NUAG	$47,080	$43,253

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The difference between the carrying value of the Company’s investment in NUAG and the Company’s share of NUAG’s net asset primarily arises on fair value adjustments upon acquisitions of the investment and subsequent measurements.

(b)	Investment in Tincorp Metals Inc.

Tincorp Metals Inc. (“TIN”), formerly Whitehorse Gold Corp., is a Canadian public company listed on the TSX Venture Exchange (symbol: TIN). TIN is a related party of the Company by way of one common director and one common officer, and the Company accounts for its investment in TIN using the equity method as it is able to exercise significant influence over the financial and operating policies of TIN.

In December 2023, the Company participated in a non-brokered private placement of TIN and purchased 4,000,000 units at a cost of $1.2 million. Each unit was comprised of one TIN common share and one-half common share purchase warrant at exercise price of CAD$0.65 per share. The common share purchase warrant expires on December 15, 2024.

In January 2024, the Company and TIN entered into an interest-free unsecured credit facility agreement with no conversion features (the “Facility”) to allow TIN to advance up to $1.0 million from the Company. Upon signing the Facility, the Company advanced $0.5 million to TIN and received 350,000 common shares of TIN as the Bonus Shares for granting the Facility. In April 2024, the Company provided the remaining $0.5 million to TIN. The Facility has a maturity date of January 31, 2025.

As at March 31, 2024, the Company owned 19,864,285 common shares of TIN (March 31, 2023 – 19,514,285), representing an ownership interest of 29.7% (March 31, 2023 – 29.3%).

The summary of the investment in TIN common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of TIN’s common shares per quoted market price
Balance, April 1, 2022	15,514,285	$7,404	$6,208
Participation in private placement	4,000,000	1,181
Dilution loss		(107)
Share of net loss		(490)
Share of other comprehensive income		8
Foreign exchange impact		(554)
Balance, March 31, 2023	19,514,285	$7,442	$6,777
Tincorp shares received under credit facility agreement	350,000	78
Share of net loss		(908)
Share of other comprehensive income		(8)
Impairment		(4,251)
Foreign exchange impact		(7)
Balance, March 31, 2024	19,864,285	$2,346	$2,346

Based on TIN’s financial conditions and share price performance, the Company determined that there was objective evidence that the Company’s investment in TIN is impaired as at March 31, 2024. Accordingly, the Company wrote down the carrying value of the investment to the fair value of the investment to the market price of TIN’s common shares as at March 31, 2024, and an impairment loss of approximately $4.3 million (year ended March 31, 2023 - $nil) was recognized for the investment in TIN.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Summarized financial information for the Company’s investment in TIN on a 100% basis is as follows:

	Year ended March 31,
	2024(1)	2023(1)
Net loss attributable to TIN’s shareholders as reported by TIN	$(3,075)	$(1,666)
Other comprehensive income attributable to TIN’s shareholders as reported by TIN	(26)	30
Comprehensive loss of TIN qualified for pick-up	(3,101)	(1,636)
Company’s share of net loss	(908)	(490)
Company’s share of other comprehensive income	(8)	8
Company’s share of comprehensive loss	$(916)	$(482)

(1) TIN’s fiscal year-end is on December 31. TIN’s quarterly financial results were used to compile the financial information that matched with the Company’s year-end on March 31.

As at	March 31, 2024	March 31, 2023
Current assets	$250	$2,640
Non-current assets	20,899	20,701
Total assets	$21,149	$23,341

Current liabilities	1,303	746
Total liabilities	$1,303	$746

Net assets	$19,846	$22,595
Company’s share of net assets of associate	$5,892	$6,625
Fair value adjustments	(3,546)	817
Carrying value of the investment in TIN	$2,346	$7,442

The difference between the carrying value of the Company’s investment in TIN and the Company’s share of TIN’s net assets primarily arises on fair value adjustments upon acquisitions of the investment and subsequent measurements including impairment recognized.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

12.	INVESTMENT PROPERTIES

Investment properties consist of:

Cost	Total
Balance, March 31, 2023	$-
Additions	287
Transfer from property, plant, and equipment	837
Impact of foreign currency translation	(9)
Balance, March 31, 2024	$1,115

Accumulated depreciation and amortization
Balance, March 31, 2023	$-
Depreciation and amortization	(39)
Transfer from property, plant, and equipment	(619)
Impact of foreign currency translation	6
Balance, March 31, 2024	$(652)

Carrying amounts
Balance, March 31, 2023	$-
Balance, March 31, 2024	$463

Investment properties include real estate properties that are rented out to earn rental income. The investment properties were initially recorded at cost, and subsequently measured at cost less accumulated depreciation. Depreciation is computed on a straight-line basis based on the nature and an estimated 20 years’ useful life of the asset. The Company did not engage an independent valuer to value the properties, and the fair value of the properties estimated based on the quoted market prices for the similar real estate properties in the nearby neighborhoods were approximately $2.8 million as at March 31,2024.

During the year ended March 31, 2024, the Company recorded rental income of $0.1 million, which was included in other expenses on the consolidated statements of income.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

13.	PLANT AND EQUIPMENT

Plant and equipment consist of:

Cost	Land use rights and building	Office equipment	Machinery	Motor vehicles	Construction in progress	Total
Balance as at April 1, 2022	$117,247	$11,009	$34,379	$8,313	$2,603	$173,551
Additions	499	1,169	3,097	879	9,925	15,569
Disposals	(985)	(511)	(1,085)	(494)	-	(3,075)
Reclassification of asset groups	4,400	33	655	-	(5,088)	-
Impact of foreign currency translation	(9,040)	(821)	(2,672)	(636)	(212)	(13,381)
Balance as at March 31, 2023	$112,121	$10,879	$34,374	$8,062	$7,228	$172,664
Additions	1,020	853	1,965	609	8,469	12,916
Disposals	(1,082)	(234)	(1,033)	(290)	-	(2,639)
Reclassification of asset groups	2,209	461	840	(410)	(3,100)	-
Impact of foreign currency translation	(5,459)	(495)	(1,723)	(394)	(404)	(8,475)
Ending balance as at March 31, 2024	$108,809	$11,464	$34,423	$7,577	$12,193	$174,466

Impairment, accumulated depreciation and amortization
Balance as at April 1, 2022	$(57,584)	$(7,232)	$(23,665)	$(5,652)	$-	$(94,133)
Disposals	733	500	767	407	-	2,407
Depreciation and amortization	(4,373)	(940)	(2,162)	(660)	-	(8,135)
Impact of foreign currency translation	4,443	530	1,847	436	-	7,256
Balance as at March 31, 2023	$(56,781)	$(7,142)	$(23,213)	$(5,469)	$-	$(92,605)
Disposals	778	216	291	211	-	1,496
Depreciation and amortization	(4,315)	(1,031)	(2,263)	(390)	-	(7,999)
Impact of foreign currency translation	2,777	316	1,176	271	-	4,540
Ending balance as at March 31, 2024	$(57,541)	$(7,641)	$(24,009)	$(5,377)	$-	$(94,568)

Carrying amounts
Balance as at March 31, 2023	$55,340	$3,737	$11,161	$2,593	$7,228	$80,059
Ending balance as at March 31, 2024	$51,268	$3,823	$10,414	$2,200	$12,193	$79,898

Tables below summarized the carrying amount of the plant and equipment used at each operation segments of the Company.

Carrying amounts as at March 31, 2024	Ying Mining District	GC	Other	Corporate	Total
Land use rights and building	$37,669	$9,629	$2,183	$1,787	$51,268
Office equipment	3,185	415	46	177	3,823
Machinery	6,942	3,344	128	-	10,414
Motor vehicles	1,905	198	69	28	2,200
Construction in progress	11,649	62	482	-	12,193
Total	$61,350	$13,648	$2,908	$1,992	$79,898

Carrying amounts as at March 31, 2023	Ying Mining District	GC	Other	Corporate	Total
Land use rights and building	$41,155	$10,403	$2,490	$1,292	$55,340
Office equipment	2,991	440	63	243	3,737
Machinery	7,433	3,568	160	-	11,161
Motor vehicles	2,067	367	92	67	2,593
Construction in progress	6,208	511	509	-	7,228
Total	$59,854	$15,289	$3,314	$1,602	$80,059

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

14.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Producing and development properties			Exploration and evaluation properties
Cost	Ying Mining District	BYP	GC	Kuanping	La Yesca	Total
Balance as at April 1, 2022	$397,335	$65,092	$124,906	$13,380	$19,335	$620,048
Capitalized expenditures	35,632	-	4,839	907	876	42,254
Environmental rehabilitation	(224)	(36)	12	-	-	(248)
Foreign currency translation impact	(30,731)	(1,192)	(9,639)	(1,034)	-	(42,596)
Balance as at March 31, 2023	$402,012	$63,864	$120,118	$13,253	$20,211	$619,458
Capitalized expenditures	44,633	-	6,202	290	-	51,125
Environmental rehabilitation	89	20	151	-	-	260
Foreign currency translation impact	(20,174)	(698)	(5,914)	(658)	-	(27,444)
Balance as at March 31, 2024	$426,560	$63,186	$120,557	$12,885	$20,211	$643,399

Impairment and accumulated depletion
Balance as at April 1, 2022	$(143,264)	$(57,521)	$(92,815)	$-	$-	$(293,600)
Impairment	-	-	-	-	(20,211)	(20,211)
Depletion	(18,689)	-	(2,398)	-	-	(21,087)
Foreign currency translation impact	11,091	610	7,165	-	-	18,866
Balance as at March 31, 2023	$(150,862)	$(56,911)	$(88,048)	$-	$(20,211)	$(316,032)
Depletion	(18,379)	-	(2,405)	-	-	(20,784)
Foreign currency translation impact	7,584	361	4,305	-	-	12,250
Balance as at March 31, 2024	$(161,657)	$(56,550)	$(86,148)	$-	$(20,211)	$(324,566)

Carrying amounts
Balance as at March 31, 2023	$251,150	$6,953	$32,070	$13,253	$-	$303,426
Balance as at March 31, 2024	$264,903	$6,636	$34,409	$12,885	$-	$318,833

During the year ended March 31, 2023, the Company completed the review and evaluation on the results of the drilling program completed in Fiscal 2023. The Company does not plan to undertake further significant work at the La Yesca Project in the near future. As a result, the decision was taken to impair fully the value of the La Yesca Project and recognized an impairment charge of $20.2 million in the consolidated statements of income.

15.	LEASES

The following table summarizes changes in the Company’s lease receivable and lease obligation related to the Company’s office lease and sublease.

	Lease Receivable	Lease Obligation
Balance, April 1, 2022	$182	$1,263
Interest accrual	4	43
Interest received or paid	(4)	(43)
Principal repayment	(172)	(597)
Foreign exchange impact	(10)	(83)
Balance, March 31, 2023	$-	$583
Addition	-	998
Interest accrual	-	22
Interest received or paid	-	(22)
Principal repayment	-	(262)
Foreign exchange impact	-	(4)
Balance, March 31, 2024	$-	$1,315
Less: current portion	-	(213)
Non-current portion	$-	$1,102

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The following table presents a reconciliation of the Company’s undiscounted cash flows to their present value for its lease obligation as at March 31, 2024:

Lease Obligation
Within 1 year	$284
Between 2 to 5 years	1,095
Over 5 years	338
Total undiscounted amount	1,717
Less future interest	(402)
Total discounted amount	$1,315
Less: current portion	(213)
Non-current portion	$1,102

During the year ended March 31, 2024, the Company renewed and extended the existing office to May 31, 2030 with total contract cash payment of $1.7 million over the next six years. The lease obligation was discounted at a discount rate of 9.2% as at March 31, 2024 (March 31, 2023 – 5%).

16.	ENVIRONMENTAL REHABILITATION OBLIGATION

The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

Total
Balance, April 1, 2022	$8,739
Reclamation expenditures	(740)
Unwinding of discount of environmental rehabilitation	239
Revision of provision	(248)
Foreign exchange impact	(672)
Balance, March 31, 2023	$7,318
Reclamation expenditures	(970)
Unwinding of discount of environmental rehabilitation	191
Revision of provision	259
Foreign exchange impact	(356)
Balance, March 31, 2024	$6,442

As at March 31, 2024, the total undiscounted amount of estimated cash flows required to settle the Company’s environmental rehabilitation provision was $8.6 million (March 31, 2023 - $10.2 million) over the next twenty years, which has been discounted using an average discount rate of 2.26% (March 31, 2023 – 2.83%).

During the year ended March 31, 2024, the Company incurred actual reclamation expenditures of $1.0 million (year ended March 31, 2023 - $0.7 million), paid reclamation deposit of $1.1 million (year ended March 31, 2023 - $0.3 million) and received $3.0 million reclamation deposit refund (year ended March 31, 2023 - $1.2 million).

Estimated future reclamation costs are based on the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. In view

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

of uncertainties concerning environmental rehabilitation obligations, the ultimate costs could be materially different from the amounts estimated.

17.	SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value. All shares issued as at March 31,2024 were fully paid.

(b) Share-based compensation

The Company has a share-based compensation plan (the “Plan”) which consists of stock options, restricted share units (the “RSUs”) and performance share units (the “PSUs”). The Plan allows for the maximum number of common shares to be reserved for issuance on any share-based compensation to be a rolling 10% of the issued and outstanding common shares from time to time. Furthermore, no more than 3% of the reserve may be granted in the form of RSUs and PSUs.

For the year ended March 31, 2024, a total of $4.1 million (year ended March 31, 2023 - $3.8 million) in share-based compensation expense was recognized and included in the corporate general and administrative expenses and property evaluation and business development expenses on the consolidated statements of income.

(i)	Stock options

The following is a summary of option transactions:

	Number of options	Weighted average exercise price per share CAD$
Balance, April 1, 2022	995,335	$7.28
Option granted	595,000	3.95
Options cancelled/forfeited	(158,667)	6.29
Balance, March 31, 2023	1,431,668	$6.01
Options cancelled/forfeited	(104,667)	5.83
Balance, March 31, 2024	1,327,001	$6.02

The following table summarizes information about stock options outstanding as at March 31, 2024:

Exercise price in CAD	Number of options outstanding at March 31, 2024	Weighted average remaining contractual life (Years)	Weighted average exercise price in CAD	Number of options exercisable at March 31, 2024	Weighted average exercise price in CAD
$3.93	438,000	3.07	$3.93	219,000	$3.93
$4.08	60,000	3.90	$4.08	20,000	$4.08
$5.46	454,001	1.15	$5.46	454,001	$5.46
$9.45	375,000	1.62	$9.45	375,000	$9.45
$3.93 to $9.45	1,327,001	2.04	$6.02	1,068,001	$6.52

The options were granted to directors, officers, and employees with a life of five years subject to a vesting schedule over a three-year term with 1/6 of the options vesting every six months from the date of grant until fully vested.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Subsequent to March 31, 2024, a total of 330,000 options were granted to directors, officers, and employees of the Company with exercise price of CAD$4.41 per share subject to a vesting schedule over a three-year term with 1/6 of the options vesting every six months from the date of grant until fully vested.

Subsequent to March 31, 2024, a total of 10,000 options with an exercise price of CAD$3.93 were exercised.

(ii)	RSUs

The following is a summary of RSUs transactions:

	Number of units	Weighted average grant date closing price per share $CAD
Balance, March 31, 2022	1,636,165	$6.47
Granted	1,154,000	3.96
Forfeited	(159,792)	5.44
Distributed	(503,703)	6.04
Balance, March 31, 2023	2,126,670	$5.29
Granted	1,056,000	5.28
Forfeited	(113,665)	5.04
Distributed	(928,755)	5.44
Balance, at March 31, 2024	2,140,250	$5.23

During the year ended March 31, 2024, a total of 1,056,000 RSUs were granted to directors, officers, and employees of the Company at grant date closing prices of CAD$5.28 per share subject to a vesting schedule over a three-year term with 1/6 of the RSUs vesting every six months from the date of grant.

Subsequent to March 31, 2024, a total of 1,044,750 RSUs were granted to directors, officers, and employees of the Company subject to a vesting schedule over a three-year term with 1/6 of the RSUs vesting every six months from the date of grant.

Subsequent to March 31, 2024, a total of 296,662 RSUs with grant date closing prices of CAD$3.93 to CAD$9.45 were distributed.

(c) Cash dividends declared

During the year ended March 31, 2024, dividends of $4.4 million, or $0.025 per share, (year ended March 31, 2023 - $4.4 million or $0.025 per share) were declared and paid.

(d) Normal course issuer bid

On August 25, 2021, the Company announced a normal course issuer bid (the “2021 NCIB”) which allows it to repurchase and cancel up to 7,054,000 of its own common shares until August 26, 2022. A total of 739,960 common shares were repurchased under 2021 NCIB at a weighted average price of CAD$3.25.

On August 24, 2022, the Company announced a normal course issuer bid (the “2022 NCIB”, together with the 2021 NCIB, the “NCIB Programs”) which allows it to repurchase and cancel up to 7,079,407 of its own common shares until August 28, 2023. A total of 294,831 common shares were repurchased under 2022 NCIB at a weighted average price of CAD$3.49.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

On September 15, 2023, the Company announced a normal course issuer bid (the “2023 NCIB”), which allowed the Company to repurchase and cancel up to 8,487,191 of its own common shares until September 18, 2024. As of March 31, 2024, the Company has repurchased a total of 191,770 common shares under the 2023 NCIB at a weighted average price of CAD$3.16.

The total repurchasing cost of the above mentioned NCIB Programs was $3.1 million. All shares bought were subsequently cancelled.

(e) Earnings per share (basic and diluted)

	For the years ended March 31,
	2024			2023
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net income attributable to equity holders of the Company	$36,306			$20,608
Basic earnings per share	36,306	176,997,360	$0.21	20,608	176,826,877	$0.12
Effect of dilutive securities:
Stock options and RSUs		2,140,250			2,126,672
Diluted earnings per share	$36,306	179,137,610	$0.20	$20,608	178,953,549	$0.12

Anti-dilutive options that are not included in the diluted EPS calculation were 1,327,001 for the year ended March 31, 2024 (year ended March 31, 2023 – 1,431,668).

18.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	March 31, 2024	March 31, 2023
Change in fair value on equity investments designated as FVTOCI	$24,421	$24,355
Share of other comprehensive loss in associate	1,449	1,380
Currency translation adjustment	34,175	17,508
Balance, end of the year	$60,045	$43,243

The change in fair value on equity investments designated as FVTOCI, share of other comprehensive loss in associates, and currency translation adjustment are net of tax of $nil for all periods presented.

19.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan Found	Henan Huawei	Yunxiang	Guangdong Found	New Infini	Total
Balance, April 1, 2022	$89,669	$4,928	$2,915	$(181)	$10,387	$107,718
Share of net income (loss)	11,584	(121)	(157)	78	(10,892)	492
Share of other comprehensive loss	(6,037)	(351)	(118)	(46)	-	(6,552)
Distributions	(9,934)	(946)	-	-	-	(10,880)
Balance, March 31, 2023	$85,282	$3,510	$2,640	$(149)	$(505)	$90,778
Share of net income (loss)	12,846	673	(151)	33	(29)	13,372
Share of other comprehensive loss	(3,063)	(55)	(96)	(94)	-	(3,308)
Distributions	(10,088)	(950)	-	(50)	-	(11,088)
Balance, March 31, 2024	$84,977	$3,178	$2,393	$(260)	$(534)	$89,754

As at March 31, 2024, non-controlling interests in Henan Found, Henan Huawei, Yunxiang, Guangdong Found and New Infini were 22.5%, 20%, 30%, 1%, and 53.9%, respectively (March 31, 2023 – 22.5%, 20%, 30%, 1%, and 53.9%, respectively).

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

During the year ended March 31, 2024, Henan Found declared and paid dividends of $7.9 million (year ended March 31, 2023 – declared and paid dividends of $7.7 million) to Henan Non-ferrous Geology Minerals Ltd. (“Henan Non-ferrous”), who held 17.5% equity interest in Henan Found. During the year ended March 31, 2024, Henan Non-ferrous transferred 12.25% equity interest of Henan Found to Henan First Geological Brigade Ltd. (“First Geological Brigade”), a company who has the same ultimate parent company as Henan Non-ferrous. As at March 31, 2024, Henan Non-ferrous is the 5.25% equity holder of Henan Found and First Geological Brigade is the 12.25% equity holder of Henan Found.

Henan Xinxiangrong Mining Ltd. (“Henan Xinxiangrong”) is the 5% equity interest holder of Henan Found. During the year ended March 31, 2024, Henan Found declared and paid dividends of $2.2 million (year ended March 31, 2023 – declared and paid dividends of $2.2 million) to Henan Xinxiangrong.

Henan Xinhui Mining Co., Ltd. (“Henan Xinhui”) is a 20% equity interest holder of Henan Huawei. For the year ended March 31, 2024, Henan Huawei declared and paid dividends of $0.9 million (year ended March 31, 2023 – $0.9 million) to Henan Xinhui.

GRT Mining Investment (Beijing) Co., Ltd. (“GRT”) is a 1% equity interest holder of Guangdong Found. For the year ended March 31, 2024, Guangdong Found declared and paid dividends of $50 thousand (year ended March 31, 2023 - $nil) to GRT.

20.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

(a)	Due from related parties

	March 31, 2024	March 31, 2023
NUAG (i)	$28	$51
TIN (ii)	562	37
	$590	$88

i.	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the year ended March 31, 2024, the Company recovered $1.0 million (year ended March 31, 2023 - $1.0 million) from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

ii.	The Company recovers costs for services rendered to TIN and expenses incurred on behalf of TIN pursuant to a services and administrative costs reallocation agreement. During the year ended March 31, 2024, the Company recovered $0.3 million (year ended March 31, 2023 - $0.2 million) from TIN for services rendered and expenses incurred on behalf of TIN. The costs recovered from TIN were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income. In January 2024, the Company and TIN entered into an interest-free unsecured credit facility agreement with no conversion features (the “Facility”) to allow TIN to advance up to $1.0 million from the Company. As of March 31, 2024, the Company advanced $0.5 million to TIN and received 350,000

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

common shares of TIN as the Bonus Shares for granting the Facility. Subsequent to March 31, 2024, the Company advanced the remaining $0.5 million to TIN.

(b)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel, who are those having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, for the years ended March 31, 2024 and 2023 were as follows:

	Years Ended March 31,
	2024	2023
Cash compensation	$3,403	$3,057
Share-based compensation	2,487	3,764
	$5,890	$6,821

21.	CAPITAL DISCLOSURES

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity less cash and cash equivalents and short-term investments. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

22.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at March 31, 2024 and March 31, 2023 that are not otherwise disclosed. As required by IFRS 13, the assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at March 31, 2024
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$152,942	$-	$-	$152,942
Short-term investments - money market instruments	30,620	-	-	30,620
Investments in public companies	41,818	-	1,217	43,035
Investments in private companies	-	-	3,219	3,219

	Fair value as at March 31, 2023
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$145,692	$-	$-	$145,692
Short-term investments - money market instruments	53,829	-	-	53,829
Investments in public companies	12,314	-	-	12,314
Investments in private companies	-	-	3,226	3,226

Financial assets classified within Level 3 are equity investments in private companies and one public company which are suspended from quotation owned by the Company. Significant unobservable inputs are used to determine the fair value of the financial assets, which includes recent arm’s length transactions of the investee, the investee’s financial performance as well as any changes in planned milestones of the investees.

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at March 31, 2024 and March 31, 2023, due to the short-term nature of these instruments.

During the year ended March 31, 2024, equity investments in one public company which was suspended from quotation were transferred into Level 3 (year ended March 31, 2023 – nil transfer in). There were no transfers out of Level 3 during the year ended March 31, 2024 and 2023.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after considering cash flows from operations and our holdings of cash and cash equivalents, and short-term investments.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities and operating commitments on an undiscounted basis.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

	March 31, 2024
	Within a year	2-5 years	Over 5 years	Total
Accounts payable and accrued liabilities	$41,797	$-	$-	$41,797
Lease obligation	284	1,095	338	1,717
Deposits received	4,223	-	-	4,223
Total Contractual Obligation	$46,304	$1,095	$338	$47,737

(c) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is the Canadian dollar (“CAD”) and the functional currency of all Chinese subsidiaries is the Chinese yuan (“RMB”). The functional currency of New Infini and its subsidiaries is the US dollar (“USD”). The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The sensitivity of the Company’s net income due to the exchange rates of the Canadian dollar against the U.S. dollar and the Australian dollar as at March 31, 2024 is summarized as follows:

	Cash and cash equivalents	Short-term investments	Other investments	Accounts payable and accrued liabilities	Net financial assets exposure	Effect of +/- 10% change in currency
US dollar	$87,557	$1,329	$2,594	$(169)	$91,311	$9,131
Australian dollar	381	-	30,965	(737)	30,609	3,061
	$87,938	$1,329	$33,559	$(906)	$121,920	$12,192

(d) Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short-term investments. As at March 31, 2024, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short-term investments. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on March 31, 2024 (at March 31, 2023 - $nil).

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at March 31, 2024, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income (loss) and other comprehensive income (loss) of $4.2 million and $0.1 million, respectively.

23.	SUPPLEMENTARY CASH FLOW INFORMATION

	Year Ended March 31,
Changes in non-cash operating working capital:	2024	2023
Trade and other receivables	$(479)	$936
Inventories	610	79
Prepaids and deposits	(2,411)	(50)
Accounts payable and accrued liabilities	6,549	(2,009)
Deposits received	398	(938)
Due from a related party	(582)	(28)
	$4,085	$(2,010)

	Year Ended March 31,
Non-cash capital transactions:	2024	2023
Environmental rehablitation expenditure paid from reclamation deposit	$-	$379
Additions of plant and equipment included in accounts payable and accrued liabilities	1,393	2,276
Capital expenditures of mineral rights and properties included in accounts payable and accrued liabilities	$(922)	$590

	March 31, 2024	March 31, 2023
Cash on hand and at bank	$112,355	$50,871
Bank term deposits and short-term money market investments	40,587	94,821
Total cash and cash equivalents	$152,942	$145,692

24.	SUBSEQUENT EVENT

On April 26, 2024, the Company and Adventus Mining Corporation(“Adventus”) (TSX: ADZN) (OTCQX: ADVZF) announced the signing of a definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which the Company has agreed to acquire all of the issued and outstanding common shares of Adventus (the “Transaction”) by way of a plan of arrangement (the “Arrangement”). Under the terms of the Arrangement Agreement, each holder of the common shares of Adventus (each, an “Adventus Share”) will receive 0.1015 of one Silvercorp common share (each, a “Silvercorp Share”) in exchange for each Adventus Share (the “Exchange Ratio”) at the effective time of the Transaction.

The Exchange Ratio implies consideration of C$0.50 per Adventus Share based on the 20-day volume-weighted average prices (“VWAP”) of Silvercorp Shares on the Toronto Stock Exchange (the “TSX”) on April 25, 2024. This represents a premium of 31% based on the 20-day VWAP of Silvercorp on the TSX and Adventus on the TSX Venture Exchange (the “TSXV”), both as at April 25, 2024. The implied equity value of the Transaction is approximately C$200 million on a fully-diluted in-the-money basis. At closing, existing

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Silvercorp and Adventus shareholders will own approximately 81.6% and 18.4%, respectively, of Silvercorp shares outstanding on a fully-diluted in-the-money basis.

Concurrent with entering into the Arrangement Agreement, the Company and Adventus entered into an investment agreement pursuant to which the Company subscribed for 67,441,217 Adventus Shares at an issue price of C$0.38 per share, or C$25,627,662 in the aggregate (the “Placement”), which was completed on May 1, 2024, and the Company currently holds approximately 15% of the total issued and outstanding shares of Adventus. The Adventus Shares issued to the Company are subject to a statutory four-month hold period under applicable securities laws.

The Adventus Board has unanimously approved the Transaction and recommends that Adventus shareholders vote in favour of the Transaction at the special meeting of securityholders (the “Special Meeting”). Each of the directors and senior officers of Adventus, Mr. Ross Beaty and Wheaton Precious Metals Corp., representing in aggregate approximately 23% of the issued and outstanding Adventus Shares, have entered into voting support agreements with Silvercorp and have agreed to vote in favour of the Transaction at the Special Meeting in accordance with those agreements.

The Transaction will be carried out by way of a court-approved Arrangement under the Canada Business Corporations Act and a resolution to approve the Transaction will be submitted to Adventus shareholders and holders of Adventus stock options and restricted share units at the Special Meeting expected to be held on or about June 28, 2024. The Transaction will require approval by (i) 66 2/3% of the votes cast by Adventus shareholders and holders of options and restricted share units voting as a single class, and (ii) a simple majority that excludes those not entitled to vote in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

In addition to Adventus securityholder and court approval, the Transaction is also subject to the satisfaction of certain other closing conditions customary for a transaction of this nature. The Transaction has been conditionally approved by the TSXV but remains subject to final approval of the TSXV on behalf of Adventus, and approval of the TSX and NYSE American on behalf of Silvercorp, including the acceptance for listing of the Silvercorp Shares to be issued in connection with the Transaction. The Transaction is expected to be completed in the third quarter of 2024.

The Arrangement Agreement includes representations, warranties, covenants, indemnities, termination rights and other provisions customary for a transaction of this nature. In particular, the Arrangement Agreement provides for customary deal protections, including a non-solicitation covenant on the part of Adventus and a right for Silvercorp to match any Superior Proposal (as defined in the Arrangement Agreement). The Arrangement Agreement includes a termination fee of C$10 million, payable by Adventus, under certain circumstances (including if the Arrangement Agreement is terminated in connection with Adventus pursuing a Superior Proposal).